Exhibit 12g

Idaho Power Company
Consolidated Financial Information
Supplemental Ratio of Earnings to Combined Fixed Charges and Preferred Dividends Requirements

	Twelve Months Ended

	December 31,
	(Thousands of Dollars)
						March 31,
	1999	2000	2001	2002	2003	2004

Earnings, as defined:
Income from continuing operations
before income taxes	$119,872	$128,139	$48,250	$86,326	$80,319	$91,278
Adjust for distributed income of equity
investees	(837)	(3,116)	(1,620)	(2,544)	(20,536)	(22,815)
Equity in loss of equity method
investments	-	-	-	-	-	-
Minority interest in losses of majority
owned subsidiaries	-	-	-	-	-	-
Supplemental fixed charges, and	65,526	61,372	66,748	63,002	61,849	59,499
Preferred dividends, as below
Total earnings, as defined	$184,561	$186,395	$113,378	$146,784	$121,632	$127,962

Fixed charges, as defined:
Interest charges	$62,014	$57,797	$64,002	$60,317	$59,363	$56,875
Rental interest factor	955	1,036	962	1,086	941	1,090
Total fixed charges	$62,969	$58,833	$64,964	$61,403	$60,304	$57,965

Supplemental increment to fixed charges*	2,557	2,539	1,784	1,599	1,545	1,534

Supplemental fixed charges	65,526	61,372	66,748	63,002	61,849	59,499
Preferred stock dividends - gross up Idaho
Power rate	8,133	9,564	9,033	4,456	4,668	4,814

Total combined supplemental
fixed charges and preferred
dividends	$73,659	$70,936	$75,781	$67,458	$66,517	$64,313

Supplemental ratio of earnings to
combined fixed charges and preferred
dividends	2.51x	2.63x	1.50x	2.18x	1.83x	1.99x

*Explanation of increment - Interest on the guaranty of American Falls Reservoir District bonds and Milner Dam, Inc. notes which are already included in operation expenses.